CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

INTRODUCTION

Management’s Discussion and Analysis (“MD&A”) reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the “Company”).  The MD&A should be read in conjunction with the December 31, 2005 Year End Report, the Quarterly Report for March 31, 2006, and news releases issued by the Company during the period January 1, 2006 to the date of this report.  The MD&A is prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F1 - Management’s Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

The MD&A contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the MD&A the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees.  You should not place undue reliance on such forward-looking statements.

TECHNOLOGY OVERVIEW

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (“ETG”) and CosmeticTrichoGenesis (“CTG”).  The Company owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.  ETG treatments are presently available in 16 countries throughout the world.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006 (continued)

twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The aforementioned peer reviewed medical journal articles can be viewed on the Company’s website: http://www.current-technology.com.

The Company has developed a product to suit the requirements of the spa, health, fitness and beauty markets in the United States.  CosmeticTrichoGenesis units offer a novel, non-invasive method to improve the perception of aging that accompanies a thinner looking head of hair.  CTG sessions are presently available in the United States, Korea and Taiwan.

NEW MARKETING AND SALES STRATEGY:  REVENUE SHARING MODEL

No material changes since issuance of the December 31, 2005 MD&A.

NEW INITIATIVES:  UNITED STATES

It was originally anticipated the interim sales agreement (“Agreement”) with Strategic Laser and MedSpa, LLC (“Strategic Laser”) announced February 6, 2006 would have been completed by June 30, 2006.  However, the process has taken longer than anticipated, and at the request of Strategic Laser two extensions have been granted: to August 15, 2006, and most recently, to September 29, 2006.  The Agreement provides for the placement on a revenue sharing basis of the Company’s proprietary TrichoGenesis platform products in the United States.  Strategic Laser CEO Jason Olcese reports successful completion of the test phase, during which customer responses to CTG sessions were uniformly enthusiastic.  Strategic Laser intends to launch CTG in the United States during the fourth Quarter of 2006.  Failure to complete the Strategic Laser agreement will have a material negative impact on the Company.

NEW INITIATIVES:  UNITED KINGDOM

The Company has appointed Anchorage Capital Partners Limited (“ACP”) of London, England Corporate Finance and Investment Advisor.  In December 2005, a wholly owned UK subsidiary was formed – Current Technology (UK) Ltd. (the “Subsidiary”).  To date, the Subsidiary has not commenced material operations.  ACP has obtained approval in principle from Her Majesty’s Revenue & Customs for Venture Capital Trusts (“VCT”) to invest in Current Technology on the condition the funds would in turn be advanced to the Subsidiary for placement of its TrichoGenesis platform products in the United Kingdom, Europe and the Middle East on a revenue sharing basis.  ACP is approaching the VCT community in the United Kingdom on a best efforts basis for financing of up to 3.5 million Pounds Sterling.  The Company does not wish

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006 (continued)

to finalize a transaction until after completion of the agreement with Strategic Laser, however, because it believes the market capitalization of the Company may increase substantially after such closing, thus reducing dilution.

NEW INITIATIVES:  FRANCE

The level of commercial activity falls precipitously in France during the summer months.  As a result, both scheduling and communication are difficult as retail customers and business owners/operators leave for their annual vacation.  Therefore, the Company does not believe meaningful ETG activity will occur until Autumn.

PRODUCT DISTRIBUTION

TrichoGenesis platform products are operating in 19 countries around the world:

The Americas Canada United States* Mexico Argentina Chile Venezuela	Asia Pacific Korea* Taiwan* Thailand Singapore Indonesia Australia New Zealand
Europe Ireland Poland Greece Cyprus Turkey	Middle East Kuwait

*  Denotes CosmeticTrichoGenesis units; the balance are ElectroTrichoGenesis devices.

GEOGRAPHIC COMMENTARY

The following commentary relates to those markets in which relevant activity has occurred since release of the March 31, 2006 MD&A.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006 (continued)

Asia Pacific

Indonesia:  On June 26, 2006 the Company announced the signing of an exclusive distributorship agreement for the Republic of Indonesia with Gromark Consumers Enterprise Pte. Ltd. (“Gromark”).  The agreement provides for the purchase of 25 ElectroTrichoGenesis Mark 1 devices over the next three years; the first two ETGs have been delivered.  Approval from the regulatory authorities in Indonesia has been obtained to market ETG as a medical device.  Gromark has appointed PT. EHR Indonesia (PT.EHR”) its sub-distributor.  PT.EHR is part of the Jakarta-based Astoria Prima group of companies whose Executive Director is Alihan.  Alihan has completed training in Gromark’s Singapore headquarters and has leased space in the prestigious Darmawangsa Square City Walk for the flagship location which is operational.  With a full time medical director on staff, the City Walk location is modeled after Gromark’s successful Camden Medical facility in Singapore.

Japan:  On July 28, 2006, the Company reported commencement of formal negotiations for the distribution of ETG in Japan.  In a related matter, the Company also reported the issuance of certain Trademarks in Japan, providing further protection for its Intellectual Property.  The Japanese Patent Office has granted Registration Numbers 4923415 and 4923416 for the Trademark protection of our stylized “ETG” logo and the trade name “ElectroTrichoGenesis” and Registration Numbers 4963220 and 4962049 for our stylized “CTG” logo and the trade name “CosmeticTrichoGenesis”.  Although the Company cannot predict the outcome of these negotiations, the US representative of a medical products distribution company in Japan has recommended his company become the exclusive ETG distributor.

Korea:  The Company has provided the operator of the CTG unit in Korea with data to support an application for ETG’s full medical approval.  The application has been submitted and a response is anticipated by the end of 2006.

Taiwan:  The prospective sub-distributor has been advised a clinical trial with Asian subjects will be required in order to obtain ETG’s medical approval.  Negotiations are underway with a medical doctor who has indicated a willingness to conduct the trial and promote the product as a medical device, once approval has been obtained.

Europe

Turkey:  On June 9, 2006, the Company reported the shipment of two more ETG devices to its exclusive distributor in the Republic of Turkey, Sanomed Medikal Teknoloji Co. (“Sanomed”).  Sanomed’s initial purchase of two ETGs occurred in March.  Sanomed’s principal, Mr Bicken, is aggressively marketing ETG to the dermatologic/aesthetic community in Turkey.  He recently exhibited at two important medical conventions:  6th Cukurova Dermatology Congree and the 2nd Ege Dermatology Congree.  These meetings were attended by several hundred dermatologists with a particular interest in aesthetics and Mr. Bicken advises he is confident further orders will

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006 (continued)

follow shortly.  Mr. Bicken’s efforts in the medical arena have been bolstered by the placement of one of the recently shipped ETGs with leading dermatologist Dr. Ercin Ozunturk.  A graduate from the Istanbul Faculty of Medicine, Dr. Ozunturk has a well established aesthetic practice and is a member of a number of prestigious organizations including the European Society for Laser Dermatology and the European Society of Cosmetic Aesthetic Dermatology.  He serves as vice-president of the Turkish Society of Cosmetic Scientists.

REGULATORY COMPLIANCE

No material changes since issuance of the December 31, 2005 MD&A.

BOARD OF DIRECTORS AND OFFICERS

No change since issuance of the December 31, 2005 MD&A.

OPERATIONAL COMMENTARY

No material changes since issuance of the December 31, 2005 MD&A.

FINANCIAL STATEMENT ANALYSIS

Overview:  The consolidated financial statements include Current Technology Company and Current Technology (UK) Ltd., a wholly owned subsidiary, incorporated in the United Kingdom on December 15, 2005.  The subsidiary will not conduct material operations prior to completion of the best efforts financing referred to above in “New Initiatives:  United Kingdom”.  During the last three years, there have been no discontinued operations; no material changes in accounting policies and no acquisitions or dispositions other than the formation of Current Technology (UK) Ltd.  The consolidated financial statements have been prepared in accordance to Canadian generally accepted accounting principles and United States generally accepted accounting principles consistently applied.  The differences between Canadian and United States generally accepted accounting principles are summarized in Note 17 to the financial statements.  The reporting currency is Canadian dollars.

Consolidated Balance Sheet:  The working capital deficiency increased significantly from $166,003 at December 31, 2005 to $814,804 at June 30, 2006, for a total increase of $648,801, as a result of the following:  the convertible promissory note in the amount of $848,665 due January 2007 became a current liability; a decrease in current assets $216,435; increase in accounts payable and accrued liabilities of $73,476; repayment of the promissory note of $141,135 which

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006 (continued)

funded inventory build up; decrease in subscription liability of $286,110 as common shares were issued; a lease obligation of $8,018; and a decrease in unearned revenue of $70,548 as certain revenue was recognized.  The aforementioned decrease in current assets of $216,435 was a result of the following:  a decrease in cash of $260,222; an increase in accounts receivable of $52,246; a subscription receivable for $17,520; an increase in inventory of $2,256; a decrease in prepaid expenses of $4,576; and a decrease in deferred financing cost of $23,659.

With respect to the long-term portion of the balance sheet, equipment and website development increased by a net of $136,182 as a result of the purchase from a legacy pilot distributor of three CTG units and the assumption of vehicle leases.  The convertible promissory note due January 2007 of $688,174 was reclassified from long-term to a current liability as noted above.  The aforementioned assumption of leases resulted in a lease obligation of $87,717.

Shareholder’s Deficiency decreased from $793,866 on December 31, 2005 to $706,028 on June 30, 2006 for a net decrease of $87,838 as a result of the net loss of $730,608 which was more than offset by the $28,156 increase in contributed surplus (from stock based compensation) and the $790,290 increase in share capital (see “Equity Resources”).

Consolidated Statement of Loss and Deficit – Six Months:  Revenue in the first six months of 2006 ($251,182) was approximately 18% less than revenue for the same period in 2005 ($305,847).  Loss from operations decreased by $139,150 from $763,496 in 2005 to $624,346 in 2006.  With respect to “Other items”, there was an unrealized foreign exchange recovery of $70,917 in 2005 (as a result of the conversion of a convertible promissory note to common shares and warrants) and a recovery of $27,670 in 2006.  Accretion interest expense was $66,966 in 2005 and $133,932 in 2006 (see “Significant Accounting Policies:  Debt Instruments” for an explanation).  As a result, the net loss decreased from $759,595 in 2005 to $730,608 in 2006.

The following comments with respect to material differences in various expense classifications are in order:  amortization was significantly higher in 2005 reflecting the 2005 Q2 decision to write-down intellectual property (see Note 4 to the Financial Statements); marketing was significantly lower in 2006, reflecting the US focus on the agreement with Strategic Laser rather than development of the Company’s own direct efforts; and there were no expenditures for either product development or public relations in 2006.

Consolidated Statement of Loss and Deficit – Three Months:  Revenue in Q2 of 2006 decreased by approximately $50,000 from $155,102 in 2005 to $104,646 in 2006.  Loss from operations decreased by $118,040 from $457,091 in 2005 to $339,051 in 2006.  There was an unrealized foreign exchange recovery of $35,325 in 2006 versus a loss of $3,190 in 2005.  As a result, the net loss decreased from $527, 247 in 2005 to $370,693 in 2006.

The foregoing comments with respect to material differences for various expense classifications for the first six months of 2006 also apply to Q2 of 2006.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006 (continued)

Consolidated Statement of Cash Flows:  The funding of operating activities of $616,125 and investing activity of $167,633 by net financing activities of $523,536 resulting in a net decrease in cash of $260,222 is clearly demonstrated in this statement.

Changes in accounting policies: There have been no material changes in accounting policies.

Significant Accounting Policies:  Debt Instruments

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component, which represents the value ascribed to the holder’s option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.  When the Company issues warrants in connection with a debt instrument, the estimated fair market value of the warrants is credited to shareholders’ equity.  The reduced liability component of the debt is accreted by a charge to interest expense.

Transactions with related parties:
Transactions During the Year -
Salaries and consulting fees accrued or paid	$151,297

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of
consideration established and agreed to by related parties.

Balance at Year End -
Salaries, consulting fees payable to directors and
companies controlled by directors of the Company	14,608

On May 8, 2006 the Directors added a cashless exercise provision to all options granted prior to December 31, 2005, except those granted under of the 2004 Stock Option and Stock Bonus Plan.  Included in the change were options to purchase 3,325,000 shares held by Directors.  In addition, on May 8, 2006 the Directors extended the term of 2.5 million warrants (see “Warrants”) held by Anne Kramer (1,250,000) and Robert Kramer (1,250,000) from June 30, 2006 to June 30, 2007.  On August 23, 2006 the Company granted Directors five year options to purchase 975,000 shares at US$0.19 per share.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006 (continued)

EQUITY RESOURCES

Share Capital:  A total of 5,717,000 shares were issued during the first six months of 2006:

	Number of Shares	Amount
Balance, beginning	74,655,023	$34,061,493
Common Shares Issued -
- For cash	4,452,000	611,650
- For settlement of debt	990,000	132,944
- Exercise of warrants	400,000	35,040
- Exercise of options	75,000	10,656

Balance, ending	80,372,023	$34,851,783

Subsequent to December 31, 2005 the Company also received US$28,230 for the exercise of warrants which have not been issued.  There are no preferred shares outstanding.

Warrants:  The following warrants were outstanding on June 30, 2006.

Expiry Date	Number of Shares	Exercise Price	Note Reference
October 11, 2006	80,000	US $0.50
January 9, 2007	2,000,000	US $0.25	1, 3
January 9, 2007	2,980,000	US $0.10	1, 3
January 9, 2007	6,949,766	US $0.05	1, 3
January 9, 2007	179,167	US $0.15	1, 3
January 9, 2007	1,600,000	US $0.50	1, 3
May 15, 2007	1,227,129	US $0.55
June 26, 2007	450,000	US $0.20	3
June 30, 2007	2,500,000	US $0.05	3
June 15, 2009	1,000,000	US $0.15	3
June 15, 2009	1,637,696	US $0.20
July 15, 2009	200,000	US $0.20
December 23, 2009	300,000	US $0.25
January 2, 2010	3,200,000	US $0.25	2, 3
March 25, 2010	1,200,000	US $0.25
May 31, 2010	1,200,000	US $0.25
July 25, 2010	200,000	US $0.15
September 21, 2010	300,000	US $0.25
September 21, 2010	3,052,000	US $0.25
December 30, 2010	600,000	US $0.25
March 3, 2011	1,200,000	US $0.25

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006 (continued)

1

The expiry date for each set of warrants shall be the later of:

a)

January 9, 2007; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 6 to the Financial Statement) is paid in full.

2

The expiry date shall be the later of:

a)

January 2, 2010; and

b)

the date that is one year and five business days after the date on which the convertible promissory note (see Note 6 to the Financial Statement) is paid in full.

3

These warrants have a cashless exercise provision.

Stock Options: From time to time the Company grants incentive stock options to directors, officers, employees and promoters of the Company.  In addition, on September 2, 2004 the Company adopted the 2004 Stock Option and Stock Bonus Plan with a maximum of 3,000,000 shares of common stock of the Company reserved for issuance upon exercise of options or grant of stock bonuses that may be issued under the Plan.  The Company filed a Form S-8 registration statement in the United States, registering the shares issued under the Plan.

The following stock options were outstanding March 31, 2006:

Expiry Date	Number of Shares	Exercise Price
February 7, 2007	3,070,000	US $0.05
December 20, 2007	200,000	US $0.05
September 6, 2007	200,000	US $0.125
October 10, 2007	200,000	US $0.20
December 19, 2007	225,000	US $0.26
April 8, 2008	250,000	US $0.26
September 30, 2009	200,000	US $0.30*
October 17, 2009	850,000	US $0.25
December 22, 2009	175,000	US $0.25
December 23, 2009	100,000	US $0.25*
May 17, 2010	175,000	US $0.23
July 15, 2010	150,000	US $0.26
November 20, 2010	200,000	US $0.28
December 12, 2010	200,000	US $0.32
January 2, 2011	105,000	US $0.31

*

2004 Stock Option and Stock Bonus Plan

Note

-

On May 8, 2006 the Directors added a cashless exercise provision to all options granted prior to December 31, 2005, except those granted under the 2004 Stock Option and Stock Bonus Plan.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006 (continued)

DEBT INSTRUMENTS

Promissory Note December 31, 2005:  On July 25, 2005 the Company issued a secured promissory note in the amount of US$110,000 with an interest rate of 24% and a due date of January 27, 2006.  The note was secured by a registered charge on 20 TrichoGenesis units which were being manufactured.  The note was fully repaid on January 26, 2006.

Convertible Promissory Note June 30, 2006 and December 31, 2005:  The convertible promissory note is due to Keith Denner, a lender who owns over 18% of the Company and was issued March 22, 2005 pursuant to a Forbearance Agreement.  The lender can convert each US$0.25 of principal and accrued interest owing to one common share of the Company at any time until maturity.  This convertible note bears interest of 10% and matures on January 2, 2007.  At December 31, 2005, the liability portion of this note was $688,174, calculated as follows:

Principal and interest		$1,084,629
Less: Unamortized accretion from conversion feature	$139,273
Unamortized accretion from fair valuation of warrants	257,182	396,455
		$ 688,174

On June 30, 2006, the liability portion of the note was $848,665, calculated as follows:

Principal and interest		$1,111,178
Less: Unamortized accretion from conversion feature	$69,637
Unamortized accretion from fair valuation of warrants	192,886	262,523
Period ended March 31,2006		$ 848,655

The promissory note is secured by a security agreement under which the Company agreed to grant the lender security interest over all the Company’s property and assets, including all intellectual property.

Currency Fluctuations:  The increase in the value (i.e. strength) of the Canadian dollar resulted in an unrealized foreign exchange gain or recovery during the first six months of 2005 of $70,917 and in a gain of $27,670 in the same period of 2006.  Historically the Company has not hedged its foreign exchange risk.  It must be noted, these exchange rate fluctuations have both positive and negative effects on the Company.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Company receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as $15,776 on December 31, 2002 and only $12,965 on December 31, 2003, $12,020 on December 31, 2004, $11,630 on December 31, 2005 and $11,162 on June 30, 2006.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006 (continued)

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended September 30, 2004 through June 30, 2006.  This information has been derived from unaudited interim financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual financial statements.  To that end, certain quarterly operating loss and net loss figures have been amended to conform with financial presentation used in the audited December 31, 2005 consolidated financial statements.

	2006			2005			2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenue	104,646	146,536	43,840	147,626	155,102	150,745	178,030	11,240
Operating loss	339,051	285,295	738,498	289,185	372,091	294,302	668,042	572,007
Net loss	370,693	359,915	806,122	261,653	527,247	220,195	608,418	516,644

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

The Company announced recommencement of manufacturing of TrichoGenesis units at the end of June 2004.  This event marked a significant departure from recent years, during which the only units available for sale were reconditioned used units.  The lack of new or used inventory to fulfil orders was the reason revenue dropped so dramatically in Q3 of 2004.  As new units from the manufacturing process became available for sale in Q4 of 2004, revenue increased and sales were sufficient to warrant a second order of 20 new units in July 2005.  The reduction in revenue in Q4 of 2005 resulted primarily from a move towards the revenue sharing model wherein the Company maintains ownership of its TrichoGenesis units and participates in downstream revenue, as opposed to the more conventional sales model wherein title actually transfers and revenue is recorded as the sale is consummated (see “New Marketing and Sales Strategy: Revenue Sharing Model” in the December 31, 2005 MD&A for further particulars).  Management believes recommencement of manufacturing is one of the most significant developments of recent years as it is tangible evidence of improved circumstances and may portend future revenue growth.

However, as evidenced by ongoing losses, the Company has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Revenue can only be described as modest at best.  In the circumstances, comparisons stated in either absolute or percentage terms are not particularly meaningful.  The Company believes annual revenue may increase significantly as a result of its initiatives in the United States, Europe and Asia, however, quarter by quarter comparisons will probably remain less than meaningful in the near term and future reductions in quarterly revenue may occur as a result of the transition to the revenue sharing model.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006 (continued)

RISK FACTORS

No material changes since the issuance of the March 31, 2006 MD&A.

LIQUIDITY AND FUTURE OPERATIONS

The Company incurred a net loss of $730,608 during the first six months of 2006.   The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $36,842,758 at June 30, 2006.  A convertible promissory note with a balance of $1,111,678 on June 30, 2006 is due January 2, 2007.  Although the note is convertible at US$0.25 per share, the lender who already owns over 18% of the Company may demand payment in cash.  The Company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.  The ability of the Company to continue as a going concern is dependent on the successful conclusion of these discussions and/or negotiations, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

OTHER MATTERS

On July 6, 2006 the Company’s largest shareholder, Keith Denner, granted to the Chairman, Mrs. Anne Kramer, and to the Chief Executive Officer, Mr. Robert Kramer, for nominal consideration, options (“Options”) to purchase common shares in the capital of the Company, from his personal holdings, under the following terms and conditions:

i)

total number of shares under option – 3,000,000;

ii)

exercise price - $0.38 (all funds USD) per share;

iii)

vesting – fifty percent of the options to vest if the Company’s shares close at $0.78 or higher, and the remaining fifty percent to vest if they close at $1.14 or higher;

iv)

term – the option to expire on July 5, 2008;

v)

Mr. Denner to have the right to donate all or a portion of the 3,000,000 shares to a charity or charities, subject to the terms of the option agreements; and

vi)

either Anne Kramer or Robert Kramer must be an officer of the Company at the time of exercise of the option.

The Company’s Board of Directors have reviewed the terms of the options and confirmed they are fair to the Company and that no consideration was provided by the Company to Mr. Denner to induce him to grant the options.

Dated:  August 25, 2006